UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 14, 2003

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On February 14, 2003, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated February 14, 2003	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date: February 14, 2003   /s/ Mark T. Schwetschenau
                                        Mark T. Schwetschenau
                                        Vice President and Controller
                                        (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated February 14, 2003	E-1

Exhibit 99.1

Media Contact: **Roy Wiley**   **630-753-2627**
Investor Contact: **Ramona Long**   **630-753-2406**

NAVISTAR LOSS FROM CONTINUING OPERATIONS BEATS CONSENSUS; SEES SMALL SECOND QUARTER LOSS AND PROFITABILITY FOR FULL YEAR

Industry Orders For Medium, Heavy Trucks Up Significantly in January; Leading Indicators Appear To Have Stabilized

WARRENVILLE, Ill. -- February 14, 2003 -- Navistar International Corporation (NYSE: NAV), the nation's largest commercial truck and mid-range diesel engine producer, today reported a first quarter loss as was anticipated and while it forecasts a small second quarter loss, the company reiterated it still expects to be marginally profitable for the full year.

The company, producer of International® brand trucks and diesel engines, said the loss from continuing operations for the quarter ended January 31, 2003, totaled $98 million, or $1.47 per diluted common share, compared with a loss of $53 million, or $0.88 per diluted common share in the first quarter a year ago. The net loss for the quarter, including discontinued operations, amounted to $99 million, or $1.49 per diluted common share. The consensus estimate of security analysts was for a first quarter loss of $1.49 per share.

Consolidated sales and revenues from the company's manufacturing and financial services operations for the first quarter totaled $1.6 billion, compared with $1.5 billion the first quarter of 2002.

Looking ahead, John R. Horne, Navistar chairman and chief executive officer, said a small second quarter loss of 25 cents to 30 cents per diluted share is anticipated if there is a favorable resolution of negotiations with Ford Motor Company in regard to the delay of its V-6 engine program. He emphasized the company should return to profitability in the third and fourth quarters and be profitable for the full year as the result of improved industry demand, increased truck and engine shipments, realization of fixed costs reductions and resolution of the Ford V-6 issues.

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Exhibit 99.1

Page Two/First Quarter Earnings

"The plans we have put in place for our previously announced cost reduction of $100 million in 2003 were on track through the first quarter," Horne said. "We have realigned our manufacturing facilities to deliver scale for focused products and have invested to make those plants the most efficient in the industry. We believe the foundation is in place to return to profitability in fiscal 2003 and in the future, to be profitable at all points in the business cycle."

According to Horne, financial results for the first quarter were on target with expectations. Income this year versus the first quarter a year ago was impacted by higher postretirement expenses, higher costs associated with the delay of the V-6 engine program, lower engine shipments to Ford and higher start-up costs associated with the ramp up of the new Ford Power Stroke® V-8 engine.

On the positive side, Horne said that the Blue Diamond joint venture with Ford continues on track. Pilot production of Ford's new medium truck began in December and the first shipments from the company's plant in Escobedo, Mexico to Ford dealers in the United States began this week.

The Blue Diamond joint venture continues to generate income through the sale of service parts for commercial trucks and diesel engines. A new line of smaller commercial vehicles is scheduled to be introduced in the fall of 2004.

Horne also noted two financing transactions that totaled $365 million were successfully completed during the first quarter. Both financings were well received by the marketplace, demonstrating support for the company's business plans. As a result, absent any extraordinary unforeseen cash demands, the company expects that it will be able to cash flow its business through 2005 even at production volumes as low as 75,000 units.

Turning to the 2003 outlook for new truck sales, Horne said that the company's forecast for industry demand was based on the assumption that orders for new medium and heavy trucks would improve significantly in the third and fourth quarters of fiscal 2003. He noted that leading truck industry indicators such as pricing, used truck inventories and truck tonnage appear to have stabilized. Additionally, industry orders increased significantly in January for both medium and heavy trucks. Medium truck orders had been very weak prior to January.

"The orders we received in November and December were below our expectations when we developed our estimate for Class 6-7 demand in 2003," Horne said. "We experienced a significant increase in bidding activity for medium trucks over the past few months. It was only in January that we saw a significant improvement in actual orders. This increase has encouraged us that our industry forecast for medium truck demand will be met."

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Exhibit 99.1

Page Three/First Quarter Earnings

Horne said the company has not changed its forecast for industry volume for the year ending October 31, 2003. As previously forecast, medium truck (Class 6-7) volume is expected to increase 13 percent to 82,000 units; heavy (Class 8) volume should decline 4 percent to 156,000 units, while school bus volume is forecast at 27,500 units, consistent with 2002.

Worldwide shipments of International medium and heavy trucks and school buses during the first quarter totaled 18,700 units, compared with 16,600 units in the first quarter of 2002. Overall estimated North American market share in the first quarter amounted to 26.5 percent compared with 26.4 percent a year earlier. Class 8 shipments totaled 6,100 units, compared with 5,600 in 2002. Class 6-7 shipments totaled 7,700 units, compared with 6,800 in 2002. School bus shipments were 4,900 units, compared with 4,200 a year earlier.

Shipments of diesel engines to other original equipment manufacturers during the quarter totaled 63,400 units, down from 78,000 units in the first quarter of 2002. The decline was the result of the anticipated ramp up for the new V-8 engine. Because of the overwhelming success of the new engine, Horne said that the company is increasing its forecast for shipments to Ford from 275,000 in 2002 to 301,000 in 2003.

"Our new V-8 engine was named one of 2003's 10 best engines by Ward's *AutoWorld* and was the only diesel engine in the group. Additionally, Ford has told us that they can sell all that we can build," Horne said. "It is a reflection of the growing acceptability of diesel engines."

Headquartered in Warrenville, Ill., Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles and a provider of parts and service sold under the International® brand. IC Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary. Additional information can be found on the company's web site at www.nav-international.com

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Exhibit 99.1

Page Four/First Quarter Earnings

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility, and other risks detailed from time to time in Navistar's Securities and Exchange Commission filings. Navistar assumes no obligation to update the information included in this release.

Conference Call Scheduled

The company's conference call with security analysts to discuss the earnings report will be web cast at 10 a.m. CDT today. The web cast can be accessed through Navistar's website at http://www.nav-international.com/ and connecting to the link to the conference call. Additional financial information can be found at http://www.nav-international.com, via the financial and investor information link to the overview page.

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E-4

Exhibit 99.1

NAVISTAR INTERNATIONAL CORPORATION

AND CONSOLIDATED SUBSIDIARIES

STATEMENT OF FINANCIAL CONDITION (UNAUDITED)

(Millions of dollars)

	AS OF JANUARY 31	
	2003	2002
ASSETS		
Cash and cash equivalents	**$ 504**	$ 432
Marketable securities	**534**	475
	1,038	907
Receivables, net	**1,697**	1,761
Inventories	**602**	651
Property and equipment, net	**1,337**	1,670
Investments and other assets	**468**	309
Prepaid and intangible pension assets	**62**	273
Deferred tax asset, net	**1,598**	1,017
Total assets	**$ 6,802**	$ 6,588
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Accounts payable, principally trade	**$ 927**	$ 887
Debt: Manufacturing operations	**1,022**	950
Financial services operations	**1,686**	1,713
Postretirement benefits liability	**1,616**	1,074
Other liabilities	**1,262**	886
Total liabilities	**6,513**	5,510
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital (75.3 million shares issued)	**2,121**	2,139
Retained earnings (deficit)	**(894)**	(232)
Accumulated other comprehensive loss	**(717)**	(339)
Common stock held in treasury, at cost	**(225)**	(494)
Total shareowners' equity	**289**	1,078
Total liabilities and shareowners' equity	**$ 6,802**	$ 6,588

The Statement of Financial Condition includes the consolidated financial results of the company’s manufacturing operations with its wholly owned financial services operations.

02/13/02

Exhibit 99.1

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)

	Three Months Ended January 31	
	2003	2002
Sales and revenues		
Sales of manufactured products	$ **1,481**	$ 1,382
Finance and insurance revenue	**92**	77
Other income	**5**	6
Total sales and revenues	**1,578**	1,465
Costs and expenses		
Cost of products and services sold	**1,420**	1,248
Loss on sale of business	**-**	(1)
Postretirement benefits expense	**83**	58
Engineering and research expense	**57**	64
Selling, general and administrative expense	**124**	133
Interest expense	**38**	39
Other expense	**11**	11
Total costs and expenses	**1,733**	1,552
Loss from continuing operations before income taxes	**(155)**	(87)
Income tax benefit	**(57)**	(34)
Loss from continuing operations	**(98)**	(53)
Loss from discontinued operations	**(1)**	(3)
Net loss	$ **(99)**	$ (56)
Basic earnings (loss) per share		
Continuing operations	$ **(1.47)**	$ (0.88)
Discontinued operations	**(0.02)**	(0.05)
Net loss	$ **(1.49)**	$ (0.93)
Diluted earnings (loss) per share		
Continuing operations	$ **(1.47)**	$ (0.88)
Discontinued operations	**(0.02)**	(0.05)
Net loss	$ **(1.49)**	$ (0.93)
Average shares outstanding (millions)		
Basic	**66.4**	59.8
Diluted	**66.4**	59.8

The Statement of Income includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

02/13/02